CENTURY FINANCIAL CAPITAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS –
QUARTERLY HIGHLIGHTS

THREE MONTHS ENDED NOVEMBER 30, 2017

Century Financial Capital Group Inc.

Management’s Discussion and Analysis – Quarterly Highlights

Three Months Ended November 30, 2017

Dated January 29, 2018

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Century Financial Capital Group Inc. (“Century” or the “Company”) for the three months ended November 30, 2017 has been prepared to provide material updates to the business operations, liquidity and capital resources of the Company since its last annual management discussion & analysis, being the Management’s Discussion & Analysis (“Annual MD&A”) for the fiscal year ended August 31, 2017. This MD&A does not provide a general update to the Annual MD&A, or reflect any non-material events since the date of the Annual MD&A.

This MD&A has been prepared in compliance with section 2.2.1 of Form 51-102F1, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the Company’s Annual MD&A, audited annual financial statements for the years ended August 31, 2017 and 2016, together with the notes thereto, and unaudited condensed interim financial statements for the three months ended November 30, 2017, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s unaudited condensed interim financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee. The unaudited condensed interim financial statements have been prepared in accordance with International Standard 34, Interim Financial Reporting. Accordingly, information contained herein is presented as of January 29, 2018, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations is available on SEDAR at www.sedar.com.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Century Financial Capital Group Inc.

Management’s Discussion and Analysis – Quarterly Highlights

Three Months Ended November 30, 2017

Dated January 29, 2018

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.

The Company has anticipated all material costs and the operating activities of the Company, and such costs and activities will be consistent with the Company’s current expectations; the Company will be able to obtain shareholder loans or equity funding when required.

Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding and/or related parties discontinue funding the Company resulting in the Company not being able to obtain financing when required or on acceptable terms.

The Company will be able to carry out anticipated business plans.	The operating activities of the Company for the twelve months ending November 30, 2018, will be consistent with the Company’s current expectations.	Sufficient funds not being available; increases in costs; the Company may be unable to retain key personnel.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

Century Financial Capital Group Inc. was incorporated under the Business Corporations Act of Ontario on October 20, 1994.

As at November 30, 2017, the Company has no business and is currently inactive. See “Proposed Transaction” below.

Overall Performance

The statements of financial position as of November 30, 2017, indicate a cash position and total current assets of $12,945 (August 31, 2017 - $17,693). Current liabilities at November 30, 2017, total $114,980 (August 31, 2017 - $113,222). Shareholders’ deficiency is comprised of share capital of $1,398,105 (August 31, 2017 - $1,398,105), shares to be issued of $233,318 (August 31, 2017 - $233,318) and accumulated deficit of $1,733,458 (August 31, 2017 - $1,726,952) for a net shareholders’ deficiency of $102,035 (August 31, 2017 - $95,529).

Century Financial Capital Group Inc.

Management’s Discussion and Analysis – Quarterly Highlights

Three Months Ended November 30, 2017

Dated January 29, 2018

Working capital deficiency, which is current assets less current liabilities, is $102,035 (August 31, 2017 - $95,529).

During the three months ended November 30, 2017, the Company reported a net loss of 6,506 ($0.00 basic and diluted loss per share) compared to a net loss of $1,038 ($0.00 basic and diluted loss per share) for the three months ended November 30, 2016.

The Company has no operating revenue and its level of expenditures is dependent on the sale of equity capital to finance its operations. Therefore, it is difficult to identify any meaningful trends or develop an analysis from cash flows.

Proposed Transaction

Subsequent to November 30, 2017, the Company announced that they have entered into an arm’s-length non-binding letter of intent dated January 12, 2018 (the “Letter of Intent”) pursuant to which Century and FV Pharma propose to complete a business combination by way of three-cornered amalgamation (the “Proposed Transaction”). Following the completion of the Proposed Transaction, the resulting entity (the “Resulting Issuer”) will hold all of the assets and continue the business of FV Pharma. It is anticipated that the Resulting Issuer will continue the business of FV Pharma under the name “Cannabis ConneXion Corp.”.

The Letter of Intent provides that Century and FV Pharma will negotiate and enter into a definitive agreement in respect of the Proposed Transaction in February 2018 (the “Definitive Agreement”), to be completed by way of a share exchange, amalgamation, arrangement, share purchase, or other form of transaction which would result in FV Pharma becoming a wholly-owned subsidiary of Century or otherwise combine its corporate existence with a wholly-owned subsidiary of Century. Once the Proposed Transaction structure is determined, the Letter of Intent will be superseded by the Definitive Agreement.

There are a number of conditions precedent to the completion of the Proposed Transaction for both Century and FV Pharma, including, but not limited to: completion of the Definitive Agreement; completion of the FV Pharma Financing (as defined herein), completion of satisfactory due diligence; shareholder approval of the articles of amendment of Century and the Proposed Transaction (if required); and receipt of all necessary regulatory approvals.

Prior to consummation of the Proposed Transaction, it is anticipated that, (A) Century will, subject to the approval of Century Shareholders, file articles of amendment to amend its authorized shares as follows:

(i) amend and designate the current Century common shares as Class B subordinate voting shares (“Century Class B Shares”), with terms and conditions similar to the existing Class “B” Common Shares of FV Pharma (“FV Pharma Class B Shares”); and (ii) create a new class of Class A multiple voting shares (“Century Class A Shares”) with terms and conditions similar to the existing Class “A” Common Shares of FV Pharma (“FV Pharma Class A Shares”); (B) FV Pharma will complete a brokered private placement of subscription receipts for a minimum aggregate gross proceeds of C$14,000,000 (the “FV Pharma Financing”), for which First Republic Capital Corporation will act as exclusive lead agent; and (C) the Resulting Issuer will change its name to “Cannabis ConneXion Corp.”, or such other name as the parties may agree.

Century Financial Capital Group Inc.

Management’s Discussion and Analysis – Quarterly Highlights

Three Months Ended November 30, 2017

Dated January 29, 2018

Pursuant to the Proposed Transaction, Century will purchase all of the FV Pharma Class B Shares in exchange for Century Class B Shares issued from treasury, and all of the FV Pharma Class A Shares in exchange for Century Class A Shares issued from treasury. Holders of FV Pharma Class B Shares will receive one Century Class B Share for each one FV Pharma Class B Share held, resulting in the issuance of approximately 763,562,145 Century Class B Shares at a deemed issued price of $0.09 per Century Class B Share, and holders of FV Pharma Class A Shares will receive one Century Class A Share for each one FV Pharma Class A Share held, resulting in the issuance of 15,000 Century Class A Shares, all for aggregate ascribed value of approximately $70 million.

Following the completion of the Proposed Transaction, the resulting issuer is expected to carry on the business of FV Pharma. FV Pharma is a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations (ACMPR) having received its cultivation license on October 13, 2017. Headquartered at the former Kraft plant in Cobourg, Ontario, approximately an hour’s drive from Toronto, FV Pharma management’s mission is to transform the facility into the largest hydroponic indoor cannabis facility in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts and research and development.

FV Pharma and Century intend on applying to the Canadian Securities Exchange (“CSE”) to qualify the listing of the Resulting Issuer Class B Shares on the CSE. There is no assurance the CSE will provide conditional or final approval of the application to list the Resulting Issuer Class B Shares on the CSE. The CSE has not reviewed or provided comments on the Proposed Transaction. The CSE's final approvals remain subject to fulfilling all of the requirements of the CSE. It is currently contemplated that the Resulting Issuer will trade under the stock ticker “HUGE”.

Discussion of Operations

Three months ended November 30, 2017 compared with three months ended November 30, 2016

Century’s net loss totaled $6,506 for the three months ended November 30, 2017, with basic and diluted loss per share of $0.00. This compares with a net loss of $1,038 with basic and diluted loss per share of $0.00 for the three months ended November 30, 2016. The increase of $5,468 in net loss for the three months ended November 30, 2017 was principally because accounting and corporate services and office and general expenses increased by $3,021 and $2,120, respectively. Due to the Company currently not having any operations, expenses are minimal and consistent with the prior period.

Liquidity and Financial Position

As at November 30, 2017, the Company’s cash balance was $12,945 (August 31, 2017 - $17,693) and the Company had a working capital deficiency of $102,035 (August 31, 2017 – $95,529).

The Company is dependent on the equity and debt markets as its sole source of operating working capital. Management believes the Company will need to raise additional working capital to maintain its operations and activities for the current fiscal year.

The Company will continue to rely on equity and debt financing during such period and there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Century Financial Capital Group Inc.

Management’s Discussion and Analysis – Quarterly Highlights

Three Months Ended November 30, 2017

Dated January 29, 2018

Related Party Transactions

Related parties include the Board of Directors, senior management, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

As at November 30, 2017, the amounts due to related parties of $43,363 (August 31, 2017 - $43,363) include $16,010 (August 31, 2017 - $16,010) payable to a director of the Company and $27,353 (August 31, 2017 - $27,353) payable to a company controlled by the same director of the Company and the director’s spouse (see “Subsequent Events” below).

During the year ended August 31, 2017, the Company entered into a $35,000 unsecured and non-interest bearing loan agreement with an individual who is a director and officer. The loan is due on demand and can be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share. Subsequent to November 30, 2017, the loan was converted (see “Subsequent Events” below).

Share Capital

Shares to be issued:

At the annual and special meeting of shareholders held on April 3, 2014, shareholders approved the issue of the following common shares in settlement of debts:

• 2,708,080 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

• 1,354,040 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

• 336,220 common shares of the Company in settlement of a debt of $16,811 due to Harry Bregman.

• 322,060 common shares of the Company in settlement of a debt of $16,103 due to Bernice Bregman.

During the year ended August 31, 2015, the Company entered into an agreement whereby private, arm’s- length investors purchased a portion of the Company’s existing debt held by related parties. The agreement stipulates $20,000 of the accounts payable to be settled in the Company's common shares at $0.067 per share.

During the year ended August 31, 2016, the Company received $45,000 proceeds towards a private placement yet to close, which has been included in shares to be issued. The private placement is for common shares at $0.02 per share up to a total of $60,000.

Subsequent to November 30, 2017, all shares were issued (see “Subsequent Events” below).

Century Financial Capital Group Inc.

Management’s Discussion and Analysis – Quarterly Highlights

Three Months Ended November 30, 2017

Dated January 29, 2018

Subsequent Events

(i) Subsequent to November 30, 2017, the Company granted a total of 750,000 stock options to officers, directors and consultants, exercisable at $0.05 per shares for 2 years from grant date and vesting immediately.

(ii) Subsequent to November 30, 2017, the Company completed a non-brokered private placement (the “Private Placement”) of 2,250,000 common shares, debt settlements for an aggregate of 5,887,661 common shares (the “Debt Settlements”), and the issuance of 2,966,102 common shares under a convertible note dated February 1, 2017 (the "Convertible Note").

Under the Private Placement, 2,250,000 common shares were issued at a price of $0.02 per share for aggregate gross proceeds of $45,000 which was included under shares to be issued as at November 30, 2017.

Concurrent with the closing of the Private Placement, the Company completed the Debt Settlements with certain creditors of the Company to settle the creditors’ debts for common shares. The Debt Settlements included settlements of debts which were previously approved by the Company’s shareholders in April 2014. Pursuant to the Debt Settlements the Company issued an aggregate of 5,887,661 Shares to settle an aggregate of $231,381 of debts.

On February 1, 2017, the Company entered into the Convertible Loan in the principal amount of $35,000 with Yaron Conforti, the CEO and a director of the Company. In accordance with the terms of the Convertible Loan, pursuant to a notice of conversion, concurrent with the closing of the Private Placement and the Debt Settlements, Yaron Conforti exercised his right to convert the principal amount of the Convertible Note into 2,966,102 common shares (the “Note Conversion”).

Two insiders, Yaron Conforti and Harry Bregman, participated in the Debt Settlements pursuant to which they received an aggregate of 1,118,601 common shares. Yaron Conforti was also issued 375,000 common shares under the Private Placement and 2,966,102 common shares under the Convertible Loan.

All of the shares issued in connection with the Private Placement and the Debt Settlements are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

(iii) Subsequent to November 30, 2017, the Company closed a non-brokered private placement of 41,666,666 common shares of the Company at $0.06 per share for gross proceeds of $2,500,000 (the “Offering”).

All of the shares issued in connection with the Private Placement are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

In connection with closing of the Offering, the Company paid eligible finders cash commissions in the total of $225,000, being 9% of the aggregate proceeds from the sale of shares to purchasers introduced by the finders. The Company also issued non-transferable warrants (the “Finder’s Warrants”) to the finders to acquire up to a total of 3,749,999 common shares, being 9% of the number of shares sold to purchasers introduced by the finders. Each Finder’s Warrant entitles the holder to purchase one common share at a price of $0.06 per share, expiring 24-months from the Finder’s Warrant issuance date.

Century Financial Capital Group Inc.

Management’s Discussion and Analysis – Quarterly Highlights

Three Months Ended November 30, 2017

Dated January 29, 2018

Risks and Uncertainties

The Company has no source of operating cash flow and no assurance that additional funding will be available. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company. The Company has not purchased "key-man" insurance, nor has it entered into non-competition and non-disclosure agreements with management and has no current plans to do so.

Disclosure of Internal Controls

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements; and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing the certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.